BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110
                                 April 26, 2011
VIA EDGAR
--- -----
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

     Re:     Pioneer Series Trust X
     Registration Statement on Form N-1A
     (File Nos. 333-89354; 811-21108)

Ladies and Gentlemen:
     This letter is to respond to comments we received on March 23, 2011 from Mr. Dominic Minore of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 11 to the Registration Statement on Form N-1A for Pioneer Series Trust X (the "Registrant") relating to Pioneer Absolute Return Credit Fund and Pioneer Multi-Asset Floating Rate Fund (each, a "Fund"). Following are the Staff's comments and the Registrant's responses thereto:

I. GENERAL COMMENT

1.     COMMENT:     The Staff asked that the Registrant provide a letter to the
Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

RESPONSE:     A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.
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II. COMMENTS APPLICABLE TO EACH FUND'S PROSPECTUS

A. FEES AND EXPENSES OF THE FUND

1. COMMENT: The Staff requested that the Registrant remove the statement that "there can be no assurance that the adviser will extend the expense limitations beyond such time" from Footnote 2 to the Fee Table regarding the contractual expense waiver arrangements.

    RESPONSE:     The Registrant respectfully submits that the statement
referenced by the Staff relates to the period for which the fee waiver arrangement is expected to continue, in accordance with Instruction 3(e) to Item 3 to Form N-1A, and accordingly has not made the requested change.

2. COMMENT: The Staff requested that the statement "while in effect, the arrangement may be terminated for a class only by agreement of the adviser and the Board of Trustees" in Footnote 2 to the Fee Table be clarified to specify whether the expense waiver arrangement may be terminated for one or for all classes.

RESPONSE:     The Registrant has revised the disclosure to clarify that the expense waiver arrangement may be terminated for any class.
B. PRINCIPAL INVESTMENT STRATEGIES

1. COMMENT: The Staff requested that the Registrant confirm in its response to the Staff's comments that the disclosure in each Fund's prospectus regarding the Fund's use of derivatives addresses the considerations noted in the letter from the Division of Investment Management to the Investment Company Institute regarding derivatives-related disclosure by investment companies.

    RESPONSE:     The Registrant confirms that the disclosure in each Fund's prospectus regarding the Fund's use of derivatives addresses the considerations noted in the letter from the Division of Investment Management to the Investment Company Institute regarding derivatives-related disclosure by investment companies.

C. PRINCIPAL RISKS OF INVESTING IN THE FUND

1. COMMENT: The Staff requested that the Registrant clarify the disclosure regarding leveraging risk to make clear that certain transactions have a leveraging effect on the Fund's portfolio because such investments involve borrowing by the Fund or because leverage is embedded in the investments themselves. The Staff requested that the Registrant make conforming changes to the analogous disclosure in the "More on the Risks of Investing in the Fund" section of the prospectus.

RESPONSE:     The  Registrant  has revised the disclosure to address the Staff's request.

2. COMMENT: The Staff noted that if the Fund expects to borrow and if interest expense on borrowings is expected to equal or exceed 0.05%, a separate line item in the Fee Table with respect to such interest expenses on borrowings would be required.

RESPONSE:     The Registrant notes that it does not expect the Fund to incur
0.05% or more in interest expense on borrowings.

3. COMMENT: The Staff noted that the Registrant includes a risk factor titled "Risk of Increase in Expenses" in the "Principal Risks of Investing in the Fund" and in the "More on the Risks of Investing in the Fund" sections of the prospectus, and requested that the Registrant confirm in its response that it will supplement the Fund's prospectus if there is a material change in the Registrant's expense ratio.

RESPONSE:     The Registrant confirms that it understands the disclosure requirements of Item 3 of Form N-1A.

4. COMMENT: The Staff requested that the Registrant replace "factors" in the statement "please note that there are many other factors that could adversely affect your investment and that could prevent the portfolio from achieving its goals" with "non-material factors." The Staff requested that the Registrant make conforming changes to the analogous disclosure in the "More on the Risks of Investing in the Fund" section of the prospectus.

RESPONSE:     The Registrant confirms that it understands the disclosure requirements of Item 3 and Item 9 of Form N-1A and respectfully submits that no change to the disclosure is required. The Registrant notes that the introductory paragraphs to the "Principal Risks of Investing in the Fund" and "More on the Risks of Investing in the Fund - Principal Investment Risks" sections of the prospectus state that the principal risks of investing in the Fund are described therein.

D. TAX INFORMATION

1. COMMENT: The Staff noted that the Registrant states in the "Tax Information" section of the prospectus that shareholders "normally will have to pay income taxes on the dividends and capital gain distributions [they] receive from the Fund." The Staff stated that this disclosure implies that the Fund already has made distributions. The Staff suggested that the language provided in Item 7 of Form N-1A, stating that the Fund intends to make distributions that may be taxed as ordinary income or capital gains, would be more appropriate disclosure for the "Tax Information" section because the Fund is newly-offered and has not yet made distributions.

RESPONSE:     The  Registrant  has  made  the  requested  change.

III.     COMMENTS APPLICABLE TO THE PROSPECTUS FOR PIONEER ABSOLUTE RETURN
CREDIT FUND

A. PRINCIPAL INVESTMENT STRATEGIES

1. COMMENT: The Staff noted that the Registrant states that "the Fund is managed using an absolute return approach, which means that it is not managed relative to an index." The Staff requested that the Registrant clarify the meaning of "not managed relative to an index."

RESPONSE:     The Registrant has added disclosure to address the Staff's request.

2. The Staff noted that the Registrant states that the Fund may invest in debt securities, and that such debt securities "may include instruments and obligations of U.S. and non-U.S. corporate and other issuers and entities."

a. COMMENT: The Staff noted that if the Fund may invest in debt securities of issuers located in emerging markets, that fact should be disclosed in the summary section.

RESPONSE:     The  Registrant  has  added  disclosure  to  address  the  Staff's request.

b. COMMENT: The Staff requested that the Registrant revise the disclosure to identify the principal categories of debt securities issued by "other issuers and entities" in which the Fund may invest.

RESPONSE:     The Registrant has revised the disclosure to address the Staff's request.

3. COMMENT: The Staff requested that the Registrant clarify the extent to which there is a limit on the Fund's investments in debt securities rated below investment grade and in debt securities that are in default, or, in the alternative, to state that the Fund may invest without limit in such instruments.

RESPONSE:     The Registrant has revised the disclosure to clarify that the Fund may invest without limit in debt securities of any quality, including debt securities rated below investment grade and debt securities that are in default.

4. COMMENT: The Staff noted that the Registrant states that the Fund may invest in zero coupon and payment in kind securities, and requested that the Registrant disclose the risk that shareholders may have to pay taxes on a distribution that is recognized by the Fund in connection with the Fund's investments in such securities.

RESPONSE:     The  Registrant  has  added  disclosure  to  address  the  Staff's request.

5. COMMENT: The Staff requested that, to the extent that investment in investment grade bonds is a principal investment strategy of the Fund, the Registrant consider adding risk disclosure with respect to credit ratings and credit rating agencies.

RESPONSE:     The Registrant has added disclosure to address the Staff's request.

6. COMMENT: The Staff noted that the Registrant states that the Fund may invest in equity securities, and requested that the Registrant clarify that the Fund may invest up to 20% of its net assets in equity securities.

RESPONSE:     The Registrant notes that the Fund's ability to invest in equity securities is limited by the Fund's stated policy to invest at least 80% of its net assets in debt securities, and respectfully submits that it does not believe that stating an additional percentage limitation would be useful to investors.

7. COMMENT: The Staff noted that the Registrant states that "when indicators signal severe market distress, the investment adviser may employ derivatives techniques designed to help limit the effects of that distress. In particular, the Fund may use equity index futures, credit default swaps and Treasury futures for these purposes, although other instruments may be used to a significant extent." The Staff requested that the Registrant identify such other instruments by category.

RESPONSE:     The Registrant has revised the disclosure referenced by the Staff, including to delete the reference to "other instruments that may be used to a significant extent."

8. COMMENT: The Staff noted that the Registrant states that "the Fund may use derivatives for a variety of other purposes." The Staff requested that the Registrant confirm in its response to the Staff's comments that the disclosure reflects all of the material purposes for which the Fund may use derivatives.

RESPONSE:     The Registrant confirms that the disclosure reflects all of the material purposes for which the Fund may use derivatives.

9. COMMENT: The Staff noted that the Registrant indicates in the first paragraph of the "Principal Investment Strategies" section that the Fund uses derivatives primarily for hedging purposes, however, the final paragraph of the "Principal Investment Strategies" section indicates that the Fund has the ability to use derivatives for speculative purposes to a material degree. The Staff suggested that the Registrant consider indicating in the first paragraph of the "Principal Investment Strategies" section that the Fund also may use derivatives for non-hedging purposes, or indicate in the last paragraph any limitation on the Fund's use of derivatives for speculative purposes, or indicate in the last paragraph that the Fund may invest without limit in derivative instruments for non-hedging purposes.

RESPONSE:     The Registrant has revised the disclosure to clarify further that the Fund may use derivatives for both hedging and non-hedging purposes and to clarify that the Fund may invest without limit in derivative instruments.

IV. COMMENTS APPLICABLE TO THE PROSPECTUS FOR PIONEER MULTI-ASSET FLOATING RATE FUND

A. PRINCIPAL INVESTMENT STRATEGIES

1. COMMENT: The Staff noted that the Registrant states that the Fund invests at least 80% of its net assets in floating rate instruments of U.S. and non-U.S. issuers, including senior secured loans and "second lien or other subordinated or unsecured loans or debt issued by banks and other issuers." The Staff requested that that the Registrant identify the principal categories of such "other issuers."

RESPONSE:     The  Registrant  has revised the disclosure to address the Staff's request.

2.     COMMENT: The Staff noted that the Registrant states that:
The Fund also considers as floating rate instruments, and the Fund may invest without limit in, adjustable rate securities, fixed rate securities with durations of less than or equal to one year and fixed rate securities with respect to which the Fund has entered into derivative instruments to effectively convert the fixed rate interest payments into floating rate interest payments. The Fund believes that these investments have economic characteristics similar to the floating rate securities in which the Fund invests.
The Staff stated that in order for the Fund to treat the instruments noted in such disclosure as floating rate instruments for purposes of the Fund's 80% test, the last sentence of such disclosure should be replaced by a statement that "these investments are the economic equivalent of floating rate securities."

RESPONSE:     The  Registrant  has revised the disclosure to address the Staff's request.

3. COMMENT: The Staff noted that the Registrant states that "the Fund does not currently intend to invest more than 25% of its total assets in any one non-U.S. country." The Staff requested that the Registrant confirm in its response that, should the Fund invest 25% or more of its assets in any one non-U.S. country, the Registrant will supplement the prospectus to identify such country and related risk factors.

RESPONSE:     The Registrant confirms that should the Fund invest 25% or more of its assets in any one non-U.S. country, it will supplement the prospectus to identify such country and related risk factors.

4.     COMMENT: The Staff noted that the Registrant states that:
In addition to its investments in floating rate instruments, the Fund also may invest in other securities, including: convertible securities; bonds not paying current income; bonds that do not make regular interest payments; U.S. government securities; zero coupon securities; money market instruments; and other short-term investments, including cash and cash equivalents, certificates of deposit, repurchase agreements maturing in one week or less and bankers' acceptances.

     The Staff requested that the Registrant revise such disclosure to clarify that the Fund may invest up to 20% of its net assets in the instruments referenced therein.

RESPONSE:     The Registrant notes that the Fund's ability to invest in the securities referenced by the Staff is limited by the Fund's stated policy to invest at least 80% of its net assets in floating rate instruments, and respectfully submits that it does not believe that stating an additional percentage limitation would be useful to investors.

5. COMMENT: The Staff noted that the Registrant states that the Fund may invest in equity securities, and requested that the Registrant clarify that the Fund may invest up to 20% of its net assets in equity securities.

RESPONSE:     The Registrant notes that the Fund's ability to invest in equity securities is limited by the Fund's stated policy to invest at least 80% of its net assets in floating rate instruments, and respectfully submits that it does not believe that stating an additional percentage limitation would be useful to investors.

6. COMMENT: The Staff noted that the Registrant states that the Fund may invest in zero coupon securities and payment in kind securities, and requested that the Registrant disclose the risk that shareholders may have to pay taxes on a distribution that is recognized by the Fund in connection with the Fund's investments in such securities.

RESPONSE:     The  Registrant  has  added  disclosure  to  address  the  Staff's request.

7. COMMENT: The Staff noted that the Registrant states that "the Fund may use derivatives, such as credit default swaps, for a variety of purposes." The Staff requested that the Registrant clarify that the Fund may invest without limit in derivative instruments, or state any limit on the Fund's investment in derivatives.

RESPONSE:     The Registrant has revised the disclosure to clarify that the Fund may invest without limit in derivative instruments.

V. COMMENTS APPLICABLE TO EACH FUND'S STATEMENT OF ADDITIONAL INFORMATION
1. COMMENT: The Staff requested that the Registrant revise the disclosure regarding repurchase agreements to note that repurchase agreements are loans for purposes of the 1940 Act.

RESPONSE:     The  Registrant  has  added  disclosure  to  address  the  Staff's request.

2. COMMENT: With respect to the disclosure regarding securities lending, the Staff requested that the Registrant: (i) note that expenses of securities lending are not reflected in the fee table in the Fund's prospectus; (ii) clarify that the Fund bears market risk and other risks associated with owning the securities on loan, as well as the risks associated with the investment of the cash collateral received in connection with the loan; and (iii) revise the statement "if the value of the cash collateral declines, the Fund may take a loss on the loan," to clarify, if correct, that it is the value of the securities purchased with such cash collateral that may decline.
RESPONSE:     The Registrant has revised the disclosure to address the Staff's request.

3. COMMENT: The Staff noted that in the narrative discussion regarding the Fund's fundamental investment restriction related to concentration, the Registrant states that "the SEC Staff has taken the position that investment of 25% or more of a Fund's total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration." The Staff referred to Instruction 4 to Item 9(b) of Form N-1A, and stated that the reference to "25% or more of a Fund's total assets" in such statement should be replaced with a reference to "25% or more of a Fund's net assets."

RESPONSE:     The Registrant notes that the Staff stated in a no-action letter to The First Australia Fund, Inc. (pub. avail. July 29, 1999), which is currently posted on the Commission's website, that the Staff has "taken the position that a fund is concentrated if it invests more than 25% of the value of its total assets in any one industry." The Registrant notes that, in contrast, the reference to more than 25% of a fund's net assets in the instruction to Form N-1A is presented in the Form as an i.e. of "any [fund] policy to concentrate," rather than as a statement of the Staff's position regarding when a fund is concentrated. The Registrant also notes that the instruction referred to by the Staff was first included in Form N-1A in 1998, and thus antedates the Staff's position set forth in The First Australia Fund, Inc. no-action letter. The Registrant respectfully submits that no change to the disclosure is required.

4. COMMENT: The Staff noted the Registrant includes a paragraph in the "Trustees and Officers" section of the Statement of Additional Information which states that:
The Trust's Amended and Restated Agreement and Declaration of Trust provides that the appointment, designation (including in any proxy or registration statement or other document) of a Trustee as an expert on any topic or in any area, or as having experience, attributes or skills in any area, or any other appointment, designation or identification, shall not impose on that person any standard of care or liability that is greater than that imposed on that person as a Trustee in the absence of the appointment, designation or identification, and no Trustee who has special attributes, skills, experience or expertise, or is appointed, designated, or identified as aforesaid, shall be held to a higher standard of care by virtue thereof.

The Staff requested that, with respect to the paragraph noted above, the Registrant (i) expand such disclosure to include statements that "notwithstanding the foregoing, investors are entitled to rely on the disclosure regarding trustee qualifications," and "the standard of care owed by any trustee is ultimately determined by a court of law," or (ii) delete such disclosure.

RESPONSE:     The Registrant respectfully submits that the disclosure referenced by the Staff merely describes a provision of the Trust's Agreement and Declaration of Trust that is permitted by the provisions of the Delaware Statutory Trust Act, and that no change to the disclosure is required.

     Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.
Sincerely,

/s/ Jeremy Kantrowitz
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    Jeremy Kantrowitz


cc:  Terrence J. Cullen
     Christopher J. Kelley
     Roger P. Joseph
     Toby R. Serkin